Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

AGILITI, INC.,

APEX INTERMEDIATE HOLDCO, INC.

and

APEX MERGER SUB, INC.

Dated as of February 26, 2024

4.20	Real Property	24
4.21	Brokers and Finders	25
4.22	No Other Representations and Warranties	25

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		25

5.1	Organization, Good Standing and Qualification	25
5.2	Ownership of Merger Sub	26
5.3	Corporate Authority; Approval	26
5.4	Governmental Filings; No Violations	26
5.5	Litigation	27
5.6	Brokers and Finders	27
5.7	Financial Ability	27
5.8	Absence of Certain Arrangements	29
5.9	Solvency	29
5.10	No Other Representations and Warranties	29
5.11	Access to Information; Disclaimer	29
5.12	Permitted Holder	30

ARTICLE VI COVENANTS		30

6.1	Interim Operations	30
6.2	No Solicitation; Acquisition Proposals	33
6.3	Delivery of Written Consent	37
6.4	Information Supplied; Information Statement; Schedule 13e-3	37
6.5	Filings; Other Actions; Notification and Cooperation	38
6.6	Access; Consultation	41
6.7	Stock Exchange De-listing and De-registration	42
6.8	Equity Financing	43
6.9	Publicity	43
6.10	Employee Benefits	44
6.11	Expenses; Transfer Taxes	45
6.12	Indemnification; Directors’ and Officers’ Insurance	45
6.13	Takeover Statute	47
6.14	Control of the Company’s or Parent’s Operations	47
6.15	Section 16(b)	48
6.16	Approval by Sole Stockholder of Merger Sub	48
6.17	Stockholder Litigation	48
6.18	Special Committee	48
6.19	Credit and Receivables Facility Agreement Matters; Financing Cooperation	48

ARTICLE VII CONDITIONS		51

7.1	Conditions to Each Party’s Obligation to Effect the Merger	51
7.2	Conditions to Obligations of Parent and Merger Sub	52
7.3	Conditions to Obligation of the Company	53
7.4	Frustration of Conditions	53

ARTICLE VIII TERMINATION		54

8.1	Termination by Mutual Consent	54
8.2	Termination by Either Parent or the Company	54
8.3	Termination by the Company	54
8.4	Termination by Parent	55
8.5	Effect of Termination and Abandonment	55

ARTICLE IX MISCELLANEOUS AND GENERAL		57

9.1	Survival	57
9.2	Modification or Amendment	57
9.3	Waiver	58
9.4	Counterparts; Effectiveness	58
9.5	Governing Law and Venue; Waiver of Jury Trial	58
9.6	Notices	59
9.7	Entire Agreement	60
9.8	No Third Party Beneficiaries	60
9.9	Obligations of Parent and of the Company	61
9.10	Severability	61
9.11	Interpretation	61
9.12	Assignment	62
9.13	Specific Performance	62
9.14	No Recourse	63
9.15	Exercise of Discretion	63
9.16	Effect of Breach of Designated Persons	63
9.17	Additional Financing Sources	63
9.18	Definitions	64

Exhibits:

Exhibit A: Form of Written Consent

INDEX OF DEFINED TERMS

Defined Term	Section
2021 Performance Restricted Stock Unit	3.5(e)
2022/2023 Performance Restricted Stock Unit	3.5(f)
Action	9.5(b)(iii)
Additional Financing	6.19(c)
Additional Financing Commitment Letter	9.17
Affiliate	9.18
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)
Antitrust Laws	9.18
Applicable Date	4.5(a)
Bankruptcy and Equity Exception	4.3(a)
Business Day	9.18
Bylaws	2.2
Capitalization Date	4.2(a)
Centerview	4.3(b)
Certificate	3.1(a)(i)
Certificate of Incorporation	2.1
Certificate of Merger	1.3
Change in Recommendation	6.2(d)
Closing	1.2
Closing Date	1.2
Code	3.2(f)
Company	Preamble
Company Acquisition Proposal	8.5(d)
Company Balance Sheet	4.8
Company Board	Recitals
Company Bylaws	4.4(b)
Company Certificate of Incorporation	4.4(b)
Company Disclosure Letter	ARTICLE IV
Company IP	4.18(b)
Company Material Adverse Effect	9.18
Company Officer Employee	3.5(d)
Company Option	3.5(a)
Company Plan	9.18
Company Product	4.12(b)
Company Recommendation	4.3(c)
Company Related Parties	8.5(g)
Company Reports	4.5(a)
Company Requisite Approval	4.3(a)

v

Defined Term	Section
Company Stock Plan	9.18
Company Termination Fee	8.5(b)
Consent	4.4(a)
Continuing Employee	6.10(a)
Contracts	4.4(b)
COVID-19	9.18
D&O Insurance	6.12(b)
Definitive Agreements	6.19(c)(v)
Designated Person	9.16
DGCL	Recitals
Dissenting Stockholders	3.1(a)(i)
Effective Time	1.3
Environmental Law	9.18
Equity Commitment Letter	5.7(a)
Equity Commitment Parties	5.7(a)
Equity Financing	5.7(a)
ERISA	9.18
ESPP	3.5(g)
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Excluded Shares	3.1(a)(i)
Existing Credit Agreement	9.18
FCPA	4.11(b)
Final Offering Period	3.5(g)
GAAP	9.18
Government Contract	9.18
Governmental Entity	4.4(a)
Health Care Law	9.18
HSR Act	6.5(b)
Indebtedness	9.18
Indemnified Parties	6.12(a)
Information Technology Systems	9.18
Intellectual Property	9.18
Intervening Event	9.18
In-the-Money Option	3.5(a)
Knowledge of the Company	9.18
Knowledge of Parent	9.18
Law	9.18
Licenses	4.11(a)
Lien	4.2(d)
Material Contracts	4.13(f)
Merger	Recitals

Defined Term	Section
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
NYSE	9.18
Option Payment	3.5(a)
Order	9.18
Parent	Preamble
Parent Disclosure Letter	ARTICLE V
Parent Material Adverse Effect	9.18
Parent Related Parties	8.5(g)
Paying Agent	3.2(a)
Payment	8.5(f)
Performance Restricted Stock Units	3.5(f)
Permitted Liens	9.18
Person	9.18
Personal Data	9.18
Preferred Shares	4.2(a)
Privacy Laws	9.18
Proceedings	4.7
Information Statement	6.4
Real Property	4.20
Registered IP	4.18(a)
Regulatory Actions	6.5(d)
Representatives	6.2(a)
Restricted Stock Unit	3.5(c)
Rollover Shares	Recitals
Rollover Stockholders	Recitals
SEC	4.5(a)
Securities Act	4.4(a)
Shareholder Approval Deadline	9.18
Shares	3.1(a)(i)
Significant Company Stockholder	9.18
Significant Company Stockholder Share	3.1(a)(i)
Special Committee	Recitals
Solvent	9.18
Staff	6.4(a)
Subsidiary	9.18
Superior Proposal	9.18
Surviving Corporation	1.1
Takeover Statute	4.15
Tax	9.18
Tax Return	9.18
Taxable	9.18
Termination Date	8.2(a)
Treasury Regulations	9.18
Uncertificated Shares	3.1(a)(i)

Defined Term	Section
Underwater Option	3.5(b)
Willful Breach	9.18
Written Consent	9.18

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of February 26, 2024, by and among Agiliti, Inc., a Delaware corporation (the “Company”), Apex Intermediate Holdco, Inc., a Delaware (“Parent”), and Apex Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has formed a special committee (the “Special Committee”), consisting solely of non-management members of the Company Board who are not affiliated or associated with Thomas H. Lee Partners, L.P. to, among other things, evaluate and oversee the terms of this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), and to make a recommendation to the Company Board as to whether the Company should enter into this Agreement;

WHEREAS, the Special Committee, has, as of the date of this Agreement, by resolutions duly adopted unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Significant Company Stockholder and its Affiliates), and (b) recommended to the Company Board that the Company Board (i) determine that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than the Significant Company Stockholder and its Affiliates), (ii) declare this Agreement and the transactions contemplated hereby advisable, (iii) approve this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) subject to Section 6.2, resolve to recommend that the stockholders of the Company vote to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the Company Board, having received the unanimous recommendation of the Special Committee, has, as of the date of this Agreement, by resolutions duly adopted unanimously (of those present and voting) (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than the Significant Company Stockholder and its Affiliates), (b) declared this Agreement and the transactions contemplated hereby advisable, (c) approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (d) subject to Section 6.2, resolved to recommend that the stockholders of the Company vote to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DGCL;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has unanimously (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (ii) determined that the Merger is fair to, and in the best interests of, Parent and its stockholder(s);

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the Merger is fair to, and in the best interests of Merger Sub and its sole stockholder, (iii) resolved to recommend to the sole stockholder of Merger Sub the adoption of this Agreement and (iv) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption;

WHEREAS, certain stockholders of the Company (“Rollover Stockholders”) have agreed or may, upon prior written notice to the Special Committee, agree with Parent to receive equity interests in Parent (or its direct or indirect holding Company) as consideration for the contribution to Parent (or its direct or indirect holding Company) of shares of Common Stock of the Company held by such stockholder prior to the Effective Time (each such share a “Rollover Share” and, collectively, the “Rollover Shares”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the DGCL, this Agreement and the Certificate of Merger (as defined below).

1.2 Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date that is as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement. The date on which the Closing occurs is referred to as the “Closing Date”.

1.3 Effective Time. Concurrently with the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed upon by the Company and Parent in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) shall be amended to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.10 and the terms of this Agreement, and as such shall be the Certificate of Incorporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.12.

2.2 The Bylaws. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (the “Bylaws”), except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.12, and as such shall be the Bylaws until thereafter amended as provided therein or by applicable Law, subject to Section 6.12.

2.3 Directors of the Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES;

EXCHANGE

3.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub, except as otherwise agreed between the holder of such securities and Parent:

(i) Merger Consideration. Each share of common stock, par value $0.0001, of the Company (the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned directly or indirectly by the Significant Company Stockholder, Parent or Merger Sub or any of their respective Subsidiaries (each such Share referred to in clause (i), a “Significant Company Stockholder Share” and, collectively, the “Significant Company Stockholder Shares”), (ii) Rollover Shares and (iii) Shares owned by the Company as treasury stock (each such Share referred to in clause (iii), an “Excluded Share” and, collectively, the “Excluded Shares”) and (iv) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the DGCL, shall be converted into the right to receive $10.00 per Share in cash, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Shares (other than the Significant Company Stockholder Shares, Rollover Shares, Excluded Shares and Shares owned by Dissenting Stockholders) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than the Significant Company Stockholder Shares, Rollover Shares, Excluded Shares and Shares owned by Dissenting Stockholders) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than the Significant Company Stockholder Shares, Rollover Shares, Excluded Shares and Shares owned by Dissenting Stockholders) shall thereafter represent only the right to receive the Merger Consideration, and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Stockholders shall thereafter represent only the right to receive the payment to which reference is made in Section 3.3.

(ii) Cancellation of Excluded Shares and each Share owned by Dissenting Stockholders. Subject to Section 3.3, each Excluded Share and each Share owned by Dissenting Stockholders outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(iii) Conversion of Significant Company Stockholder Shares and Rollover Shares. Each Significant Company Stockholder Share and each Rollover Share outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

(b) Merger Sub. Each share of common stock, par value $0.001, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld or delayed (the “Paying Agent”), for the benefit of the holders of Shares, an aggregate amount of cash comprising approximately the amounts required to be delivered pursuant to Section 3.1(a) in respect of Shares (other than Significant Company Stockholder Shares, Rollover Shares, Excluded Shares and Shares owned by Dissenting Stockholders) (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 3.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1(a)(i). No later than five (5) Business Days prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Shares outstanding immediately prior to the Effective Time (other than the Significant Company Stockholder Shares, Rollover Shares, Excluded Shares and Shares owned by Dissenting Stockholders): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(e)). Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(f)) equal to the cash amount that such holder is entitled to receive pursuant to Section 3.1(a), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, reasonably acceptable to Parent.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent or the Surviving Corporation. Any holder of Shares (other than the Significant Company Stockholder Shares, Rollover Shares and Excluded Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Surviving Corporation) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as an indemnity against any claims that may be made against it, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be. Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall use commercially reasonable efforts to provide written notice to the Company at least five (5) days prior to making any deduction or withholding pursuant to this Section 3.2(f) (together with the legal basis thereof) and shall cooperate in good faith to obtain any available exemption from, or reduction of, such deduction or withholding.

(g) Uncertificated Shares. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Shares (other than in respect of the Excluded Shares and Shares owned by Dissenting Stockholders) materials advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration and (ii) deliver the cash that such holder is entitled to receive in respect of its Shares pursuant to Section 3.1(a) (after giving effect to any required Tax withholdings as provided in Section 3.2(f)), without interest thereon.

3.3 Dissenters’ Rights. Notwithstanding anything to the contrary herein, no Dissenting Stockholder shall be entitled to receive cash pursuant to the provisions of this ARTICLE III unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. If, after the Effective Time, any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding. The Company shall give Parent written notice as promptly as practicable of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Parent shall have the right to participate in and direct and control all negotiations and proceedings with respect to any such demands. Any amounts required to be paid in respect of any Shares held by a Dissenting Stockholder shall be paid by the Surviving Corporation.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration; provided that nothing in this Section 3.4 shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that would otherwise be prohibited by the terms of this Agreement.

3.5 Treatment of Equity Awards. In each case, except as otherwise agreed between Parent and the holder of a Company Option, Restricted Stock Unit, and/or Performance Restricted Stock Unit, and upon prior written notice to the Special Committee, as applicable, the Company Options, Restricted Stock Units, and Performance Restricted Stock Units will be treated as set forth in this Section 3.5.

(a) Treatment of In-the-Money Company Options. At the Effective Time, with respect to each then outstanding and unexercised option to purchase Shares (other than rights to purchase Shares under the ESPP) granted under a Company Stock Plan (each, a “Company Option”) other than an Underwater Option (each, an “In-the-Money Option”), such In-the-Money Option shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 3.5(a), a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, in the amount equal to (x) the number of Shares underlying the In-the-Money Option immediately prior to the Effective Time, multiplied by (y) an amount equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such In-the-Money Option (the product of (x) and (y), the “Option Payment”). From and after the Effective Time, each In-the-Money Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the amount described in this Section 3.5(a). Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the Option Payment (if any) payable under this Section 3.5(a) to each former holder of an In-the-Money Option that was outstanding immediately prior to the Effective Time through the Surviving Corporation’s payroll to such former holder, as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter), net of any Taxes withheld pursuant to Section 3.2(f).

(b) Treatment of Out-of-the-Money Company Options. At the Effective Time, each then outstanding and unexercised Company Option, whether or not vested, that has an exercise price equal to or greater than the Merger Consideration (each, an “Underwater Option”) shall terminate and be automatically cancelled with no payment due to the holder thereof.

(c) Treatment of Vested Restricted Stock Units. Each outstanding restricted stock unit granted under a Company Stock Plan (a “Restricted Stock Unit”) that is outstanding and vested as of immediately prior to the Effective Time shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 3.5(c), a lump sum cash payment, without interest thereon and subject to applicable withholding Taxes, in the amount equal to (x) the number of Shares underlying such vested Restricted Stock Unit immediately prior to the Effective Time, multiplied by (y) the Merger Consideration, which amount shall be payable in cash. Following the Effective Time, no such vested Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such vested Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(c) in exchange for such vested Restricted Stock Unit in accordance with this Section 3.5(c). Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the consideration payable under this Section 3.5(c) to each former holder of such a vested Restricted Stock Unit that was outstanding immediately prior to the Effective Time through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter), net of any Taxes withheld pursuant to Section 3.2(f).

(d) Treatment of Unvested Restricted Stock Units. Each Restricted Stock Unit that is subject to time-based vesting conditions granted under a Company Stock Plan that is outstanding and unvested as of immediately prior to the Effective Time shall at the Effective Time continue to exist and remain issued and outstanding and subject to the same terms and conditions (including with respect to vesting and settlement) as those that applied as of immediately prior to the Effective Time, except (i) each such Restricted Stock Unit held by a grantee who, at the time of the applicable settlement date, is a Continuing Employee at or above the level of “Vice President” (a “Company Officer Employee”) shall be settled in shares of stock or other equity interests in the Company or one of its affiliates, as determined by the board of directors or board of managers of Parent or its applicable affiliate in its sole discretion, with applicable withholding Taxes satisfied through net share settlement, (ii) each such Restricted Stock Unit held by a grantee who, at the time of the applicable settlement date is not a Company Officer Employee shall be settled in cash, based on the fair market value of a share of stock or other equity interest in the Company or one of its affiliates, as determined by the board of directors or board of managers of Parent or its applicable affiliate in its sole discretion and (iii) for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes that are reasonable and made in good faith in connection with the administration of such Restricted Stock Units following the Effective Time.

(e) Treatment of 2021 Performance Restricted Stock Units. Except as set forth on Section 3.5(e) of the Company Disclosure Letter, each outstanding performance restricted stock unit that is subject to performance-based vesting conditions granted in 2021 (each, a “2021 Performance Restricted Stock Unit”) granted under a Company Stock Plan that is outstanding or payable as of immediately prior to the Effective Time shall become fully vested (to the extent unvested or to the extent such 2021 Performance Restricted Stock Unit would not otherwise vest) and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a payment in an amount, without interest thereon and subject to applicable withholding Taxes, equal to (i) the number of Shares subject to such 2021 Performance Restricted Stock Unit that were earned under the terms of such 2021 Performance Restricted Stock Unit based on the actual level of achievement, as determined by the Compensation Committee of the Company Board in its sole discretion in accordance with the terms of the applicable Company Stock Plan and award agreement evidencing such 2021 Performance Restricted Stock Unit, multiplied by (ii) the Merger Consideration, which amount shall be payable in cash. Following the Effective Time, except as set forth on Schedule 3.5(e) of the Company Disclosure Letter, no such 2021 Performance Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such 2021 Performance Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(e) in exchange for such 2021 Performance Restricted Stock Unit in accordance with this Section 3.5(e). Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the consideration payable under this Section 3.5(e) to each former holder of a 2021 Performance Restricted Stock Unit that was outstanding immediately prior to the Effective Time through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter), net of any Taxes withheld pursuant to Section 3.2(f).

(f) Treatment of 2022 and 2023 Performance Restricted Stock Units. Each outstanding performance restricted stock unit that is subject to performance-based vesting conditions granted in 2022 or 2023 (each, a “2022/2023 Performance Restricted Stock Unit”, and together with the 2021 Performance Restricted Stock Units, the “Performance Restricted Stock Units”) granted under a Company Stock Plan that is outstanding or payable as of immediately prior to the Effective Time shall at the Effective Time continue to exist and remain issued and outstanding and subject to the same terms and conditions (including with respect to any time- and performance-based vesting conditions and settlement terms) as applied to the 2022/2023 Performance Restricted Stock Units, except (i) for any total shareholder return performance vesting conditions, which shall no longer apply, (ii) each 2022/2023 Performance Restricted Stock Unit held by a grantee who, at the time of the applicable settlement date, is a Company Officer Employee shall be settled in shares of stock or other equity interests in the Company or one of its affiliates, as determined by the board of directors or board of managers of Parent or its applicable affiliate in its sole discretion, with applicable withholding Taxes satisfied through net share settlement, (iii) each 2022/2023 Performance Restricted Stock Unit held by a grantee who, at the time of the applicable settlement date is not a Company Officer Employee shall be settled in cash, based on the fair market value of a share of stock or other equity interest in the Company or one of its affiliates, as determined by the board of directors or board of managers of Parent or its applicable affiliate in its sole discretion and (iv) for any other terms rendered inoperative by reason of the transactions contemplated by this Agreement, which shall no longer apply, or for such other administrative or ministerial changes that are reasonable and made in good faith in connection with the administration of the 2022/2023 Performance Restricted Stock Units following the Effective Time.

(g) Treatment of the Employee Stock Purchase Plan. The Company shall take all actions necessary to terminate the Company’s Employee Stock Purchase Plan (the “ESPP”) and all outstanding rights thereunder as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. The offering or purchase period under the ESPP that would be in effect as of the Effective Time (the “Final Offering Period”) shall terminate no later than the day immediately prior to the Effective Time, and the Company shall cause the exercise date applicable to the Final Offering Period to accelerate and occur on the termination date of the ESPP with respect to any then-outstanding purchase rights. Notwithstanding anything in this Agreement to the contrary, (i) all amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period shall thereupon be used to purchase whole Shares under the terms of the ESPP for such offering period, which Shares shall be cancelled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with Section 3.1(a) following the purchase of the Shares and (ii) the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase and (iii) the Company shall take such steps as may be necessary such that, between the date of this Agreement and the Closing, (x) no new participants may commence participation in the ESPP, (y) no current participant in the ESPP may increase his or her rate of contribution under the ESPP and (z) no new offering period will commence after the date of this Agreement.

(h) Further Action. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.5.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”), it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure, or (b) as disclosed in any Company Reports filed with the SEC on or after January 1, 2023 and prior to the second Business Day prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature); the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or in good standing to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of (x) 500,000,000 Shares, par value $0.0001 and (y) 50,000,000 preferred shares, par value $0.0001 (the “Preferred Shares”). As of the close of business on February 19, 2024 (the “Capitalization Date”), (i) 135,647,232 Shares were issued and outstanding, (ii) no Shares were held in the treasury of the Company, (iii) no Shares were held by any Company Subsidiary, (iv) no Preferred Shares were issued or outstanding and (v) 24,600,713 Shares were reserved for issuance under the Company Stock Plans (of which 4,853,609 Shares were subject to outstanding Company Options, 2,504,973 were subject to outstanding Restricted Stock Units, and 991,058 were subject to outstanding Performance Restricted Stock Units (assuming maximum achievement of the applicable performance goals), each as granted under the Company Stock Plans). All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights, and were not issued in violation of any preemptive or similar rights or applicable Law. As of the Capitalization Date, 3,322,793 Shares are reserved for issuance under the ESPP and 101,638 Shares are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Merger Consideration). Section 4.2(a) of the Company Disclosure Letter sets forth, a complete and accurate list as of the date hereof of all outstanding Company Options, Restricted Stock Units, and Performance Restricted Stock Units granted under the Company Stock Plans or otherwise, including, the holder, the type of award, the number of Shares subject thereto (assuming target and maximum achievement of applicable performance goals) for the Performance Restricted Stock Units), the date of grant, the vesting schedule (including any accelerated vesting conditions), and in the case of any Company Option, the exercise price and expiration date.

(b) From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares, except pursuant to the exercise of Company Options or the settlement of Restricted Stock Units and Performance Restricted Stock Units outstanding as of the Capitalization Date, in accordance with their terms, and, since the Capitalization Date, except as expressly permitted by this Agreement for the period following the date of this Agreement, the Company has not granted any Company Options, Restricted Stock Units or Performance Restricted Stock Units.

(c) Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no preemptive or outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its

Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Each Company Option, Restricted Stock Unit, and Performance Restricted Stock Unit was granted in accordance with the terms of the applicable Company Stock Plan and all other applicable Law.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list identifying (i) each of the Company’s Subsidiaries and the ownership interest of the Company and its Subsidiaries in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”), except for Permitted Liens and Liens arising under applicable securities Laws.

4.3 Corporate Authority and Approval; Financial Advisor Opinion.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the affirmative vote or written consent of holders of a majority of the outstanding Shares (the “Company Requisite Approval”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Special Committee has received the opinion of Centerview Partners LLC (“Centerview”), as financial advisor to the Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Shares (other than Significant Company Stockholder Shares, Rollover Shares, any Shares held by Dissenting Stockholders and any Shares held by the Company as treasury stock) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such opinion is for the benefit of the Special Committee and may not be relied on by Parent or Merger Sub for any purpose).

(c) As of the date of this Agreement, the Special Committee has, by resolutions duly adopted unanimously (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Significant Company Stockholder and its Affiliates), and (B) recommended to the Company Board that the Company Board (i) determine that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than the Significant Company Stockholder and its Affiliates), (ii) declare this Agreement and the transactions contemplated hereby advisable, (iii) approve this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) subject to Section 6.2, resolve to recommend that the stockholders of the Company vote to adopt this Agreement and approve the transactions contemplated thereby, including the Merger, in accordance with the DGCL; and, as of the date of this Agreement, the Company Board, having received the unanimous recommendation of the Special Committee, has (1) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than the Significant Company Stockholder and its Affiliates), (2) declared this Agreement and the transactions contemplated hereby advisable, (3) approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (4) subject to Section 6.2, resolved to recommend that the stockholders of the Company vote to adopt this Agreement and approve the transactions contemplated thereby, including the Merger, in accordance with the DGCL (the “Company Recommendation”).

4.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, clearances or authorizations (any of the foregoing being a “Consent”) required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in, subject in the case of the consummation of the Merger to obtaining the Company Requisite Approval, a breach or violation of, or contravention or a default under, the Second Amended and Restated Certificate of Incorporation of the Company, dated April 26, 2021 (the “Company Certificate of Incorporation”) or the Third Amended and Restated Bylaws of the Company, dated April 26, 2021 (the “Company Bylaws”), (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (each, a “Contract” and, collectively, the “Contracts”) binding upon the Company or any of its Subsidiaries, or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 4.4(a) are made or obtained and receipt of the Company Requisite Approval, conflict with or violate any Law or License to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since April 23, 2021 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied as to form or, if not yet filed or furnished, will comply as to form, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c) The Company and each of the Company’s Subsidiaries maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, to the Knowledge of the Company, the Company has not received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to the period since the Applicable Date, including from employees of the Company or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

4.6 Absence of Certain Changes. Since January 1, 2023 and through the date of this Agreement, there has not been any change, event, occurrence, condition, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2023 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects.

4.7 Litigation. As of the date of this Agreement, there are no civil, criminal, or administrative actions, suits, demands, arbitrations, litigation, mediations, claims, hearings, examinations, inquiries, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing by or against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, or their respective directors, officers or employees, in their capacities as such, is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.8 No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether known or unknown, on- or off- balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations to the extent disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of September 30, 2023 and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Company Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit) since October 1, 2023, (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby or (d) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.9 Employee Benefits.

(a) Each material Company Plan as of the date of this Agreement is listed in Section 4.9(a) of the Company Disclosure Letter.

(b) All Company Plans have been established, maintained, funded, operated and administered in all material respects in accordance with their terms and are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent each form of award agreement (with exhibits) evidencing outstanding Company Options, Restricted Stock Units and Performance Restricted Stock Awards and any agreements that deviate from such forms.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. The Company is not in material breach of, or material default under, any Company Plan.

(e) Neither the Company nor any of its Subsidiaries or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code, contributes to or is obligated to contribute to, or otherwise has had any current or contingent liability or obligation under or with respect to, in each case, in the last six (6) years,

(i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) All material contributions required to be made by the Company or its Subsidiaries under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(g) As of the date of this Agreement, there are no material Proceedings or litigation (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened relating to the Company Plans.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would, either alone or in combination with any other event, (i) result in any material payment or benefit becoming due to any current or former employee or other service provider of the Company or its Subsidiaries, (ii) materially increase any benefits under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits, (iv) require a contribution or payment by the Company or its Subsidiaries to or under any Company Plan, or (v) result in any payments or benefits that, individually or in combination with any other payment or benefit, would constitute an “excess parachute payment” as defined in Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. None of the Company nor any of its Subsidiaries has any obligation to gross up, reimburse, or indemnify any Person for any Tax incurred pursuant to Section 409A or 4999 of the Code. The transactions contemplated by this Agreement shall not constitute a change in control (or similar or correlative term) for purposes of any Company Plan.

4.10 Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is bound by a collective bargaining agreement or other similar agreement with a labor union, labor organization or other employee representative body (a “Union”), and, to the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of the Company or any of its Subsidiaries. As of the date of this Agreement, to the Knowledge of the Company (i) neither the Company nor any of its Subsidiaries is the subject of any proceeding or proceeding threatened asserting that the Company or any of its Subsidiaries has committed an unfair labor practice, and (ii) there is no pending or threatened labor strike, walkout, work stoppage, slow-down, lockout or other material labor dispute affecting employees of the Company or its Subsidiaries.

(b) The Company is, and since the Applicable Date has been, in compliance in all material respects with all applicable Laws governing employment or labor and employment practices and terms and conditions of employment, including all contractual commitments and all such Laws relating to wages, hours, worker classification, immigration, collective bargaining, discrimination, plant closures and layoffs, and safety and health.

4.11 Compliance with Laws, Licenses.

(a) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License” and collectively, the “Licenses”) necessary to own, lease and operate their properties and assets, and to conduct their respective businesses as currently conducted or as may be required under applicable Law. Notwithstanding the foregoing, this Section 4.11 shall not apply with respect to compliance with Tax Laws, which shall be covered exclusively by Section 4.17 or compliance with Environmental Laws, which shall be covered exclusively by Section 4.16.

(b) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors and employees are in compliance in all material respects with and since the Applicable Date have complied in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors and employees and (ii) the provisions of all applicable anti-bribery and anti-corruption Laws of each jurisdiction in which the Company and its Subsidiaries operate. Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and their respective officers, directors and employees have not paid, offered or promised to pay, or authorized or ratified the payment, directly or to the Knowledge of the Company indirectly, of any monies or anything of value (including any gift, bribe, rebate, payoff or kickback) to any national, provincial, municipal or other Governmental Entity or government official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official to obtain or retain business, to direct business to any person, to improperly obtain or retain favorable treatment or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA or any Laws described in clause (ii).

(c) The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable anti-bribery and anti-corruption Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(d) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, manage or employee of the Company or any of its Subsidiaries (in his or her capacity as a director, manager or employee of the Company or any of its Subsidiaries) is, or since the Applicable Date, has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other applicable anti-bribery and anti-corruption Laws.

4.12 Health Care Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries is, and since the Applicable Date has been, in compliance with all applicable Health Care Laws that affect the products and services of the Company. The Company has not received any written notice from a Governmental Entity alleging that the Company has violated any applicable Health Care Laws which remains unresolved;

(b) Each product subject to Health Care Laws manufactured by or on behalf of the Company or its Subsidiaries (each a “Company Product”) since the Applicable Date has been developed, manufactured, tested, distributed, labeled, packaged, and/or marketed in compliance in all material respects with Health Care Laws, including those relating to investigational use, approval, or premarket clearance, quality system regulation, labeling, advertising, promotion, adverse event reporting, and filing of other reports;

(c) No Company Product (i) is currently under consideration by the Company or its Subsidiaries for recall, withdrawal, or discontinuance, or (ii) since the Applicable Date has been recalled, subject to a product advisory notice, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by the Company, its Subsidiaries, or any supplier (whether voluntarily or otherwise); and

(d) Neither the Company nor any of its Subsidiaries participates in, or receives, payment or reimbursement under any United States federal healthcare program, including Medicare, Medicaid, TRICARE, or the United States federal employee health benefits program.

4.13 Material Contracts. Section 4.13 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound other than each Contract solely among the Company and its wholly owned Subsidiaries that:

(a) requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons, which Contract is material to the Company and its Subsidiaries, taken as a whole (other than any licenses or other Contracts entered into in the ordinary course);

(b) is material to the formation, creation, operation, management or control of any partnership, joint venture, limited liability company or other similar agreements or arrangements, the book value of the Company’s investment in which exceeds $10,000,000;

(c) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(d) contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, other than as would not be material in type or amount;

(e) was entered into with Affiliates of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) that is not a Company Plan or that was entered into other than on arms’-length terms;

(f) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (a) through (h) that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $10,000,000 in any year (such Contracts required to be listed pursuant to clauses (a)-(e) above and this clause (f), the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.14 Government Contracts.

(a) Since the Applicable Date neither the Company, nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective officers, senior management or employees, has been debarred, excluded or suspended from, or declared nonresponsible or ineligible for, government procurement pursuant to 48 C.F.R. subpart 9.4, or any comparable state or local Laws and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to debarment, exclusion, suspension, or a declaration that the Company is nonresponsible or ineligible for government procurement.

(b) (b) Since the Applicable Date, (i) the Company has been in compliance in all material respects with the terms of all Government Contracts, the federal acquisition regulations, and all comparable state or local procurement Laws; (ii) the Company has not been in default under a Government Contract and no Government Contract has been terminated for cause.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all representations, certifications and statements executed, acknowledged and submitted by or on behalf of the Company or any of its Subsidiaries in connection with Government Contracts were current, accurate and complete as of their respective effective dates.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, all invoices and claims submitted for payment, reimbursement or adjustment submitted by the Company or any of its Subsidiaries were current, accurate and complete as of its submission dates.

(e) Since the Applicable Date, other than in the ordinary course of business, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, made a voluntary or been obligated to provide a material mandatory disclosure to any Governmental Body with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

4.15 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

4.16 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending, or to the Knowledge of the Company threatened in writing, alleging non-compliance with or liability under any Environmental Law and (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law. The representations and warranties made in this Section 4.16 are the only representations and warranties of the Company with respect to environmental matters.

4.17 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects and (ii) have paid all material Taxes shown as due on such Tax Returns (other than Taxes that are not yet delinquent or that are being contested in good faith).

(b) Neither the Company nor any of its Subsidiaries has received written notice of any audit, examination, investigation or other Proceedings in respect of material Taxes of the Company or any of its Subsidiaries that has not been fully resolved.

(c) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(d) Neither the Company nor any of its Subsidiaries has any liability under any Tax allocation, Tax sharing or similar contract or arrangement that obligates the Company or any of its Subsidiaries to make any payment computed by reference to the Taxes, Taxable income or Taxable losses of any other Person (other than the Tax Receivable Agreement, customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes, and any contract or arrangement that is a commercial or employment agreement, the principal purpose of which does not relate to Taxes, or any such contract or arrangement exclusively between or among the Company and/or its Subsidiaries).

(e) Notwithstanding any other provision in this Agreement, (i) no representation or warranty is made with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of the Company after the Closing Date and (ii) the Company makes no representation or warranty with respect to Taxes of the Company or any of its Subsidiaries with respect to any period (or portion thereof) following the Closing.

4.18 Intellectual Property & Data Privacy.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a list of all material registered Intellectual Property owned by the Company or any of its Subsidiaries (“Registered IP”). To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Registered IP is subsisting in all material respects and (ii) in the jurisdiction(s) where such Registered IP is issued or registered, it is valid and enforceable.

(b) To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries owns, or has sufficient rights to use, all Intellectual Property used in or necessary for its respective business (the “Company IP”), free and clear of all Liens, except for Permitted Liens.

(c) To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have not since the Applicable Date infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party and there are no pending proceedings, administrative claims, litigation, suits, actions or investigations against the Company or any of its Subsidiaries alleging the same, and (ii) no third party is infringing, misappropriating or otherwise violating any Company IP owned by the Company or any of its Subsidiaries.

(d) To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, the Information Technology Systems owned or used by the Company and its Subsidiaries in connection with or in the operation of the business of the Company and its Subsidiaries have not suffered a material malfunction or failure since the Applicable Date. To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to protect the confidentiality of its respective trade secrets.

(e) To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have reasonable safeguards in place designed to protect Personal Data in their possession or under their control against loss, theft, or unauthorized disclosure, (ii) since the Applicable Date, the Company and its Subsidiaries have been in material compliance with all applicable Privacy Laws regarding the collection, use, storage, sharing or transfer of Personal Data under their control, (iii) since the Applicable Date, there have not been any material breaches involving any Personal Data in the Company’s or any of its Subsidiaries’ possession or control and (iv) neither the Company nor any of its Subsidiaries has received since the Applicable Date any written notice of any material claims, or been charged with, the violation of any Privacy Laws.

(f) This Section 4.18 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 4.18.

4.19 Insurance. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.20 Real Property. The Company does not own any fee interest in land, or buildings, structures or any other improvements (excluding any such improvements consisting of fixtures) located on land (collectively, “Real Property”).

4.21 Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Centerview to act as the Special Committee’s financial advisor in connection with the Merger. On or prior to the date of this Agreement, the Company has made available to Parent a true, correct and complete copy of the engagement letter between the Company and each financial advisor relating to the Merger.

4.22 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV, or in any certificate delivered in connection with this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV or in any certificate delivered in connection with this Agreement, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent of any of its Affiliates regarding the success, profitability or value of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as amended to and in effect on the date of this Agreement.

5.2 Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger.

5.3 Corporate Authority; Approval.

(a) Each of Parent and Merger Sub have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.16 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub pursuant to Section 6.15 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement. No approval by the stockholders of Parent is required in order for Parent to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

(b) As of the date of this Agreement, the Significant Company Stockholder owns 98,195,398 Shares free and clear of all Liens except for Permitted Liens and Liens arising under applicable securities Laws.

5.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the necessary Consents required under Exchange Act and the Securities Act, no filings, notices and/or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and/or the consummation by Parent of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or certificate of incorporation or bylaws of Merger Sub, (ii) constitutes or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 5.4(a) are made or obtained, conflict with or violate any Law or License to which Parent or any of its Subsidiaries is subject; except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent, nor Merger Sub or any of their respective Subsidiaries is a party to or subject to the provisions of any Order, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected be expected to have a Parent Material Adverse Effect.

5.6 Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that Parent has employed Goldman Sachs & Co. LLC as its financial advisor.

5.7 Financial Ability.

(a) Parent has delivered to the Company a true and complete copy of a fully executed equity commitment letter dated as of the date of this Agreement, together with all schedules, exhibits, annexes and term sheets attached thereto (the “Equity Commitment Letter”), from Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., StepStone H Opportunities Fund, L.P., StepStone Capital Partners IV, L.P., StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partner IV Europe Holdings SCSp, StepStone K

Strategic Opportunities Fund III, L.P., StepStone KF Private Equity Fund II, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P. and Sunstone PE Opportunities Fund, LLC (the “Equity Commitment Parties”) to Parent and Merger Sub providing for an equity investment in Parent, subject to the terms and conditions therein, in the aggregate amount set forth therein (the “Equity Financing”). As of the date of this Agreement, the Equity Commitment Letter in the form delivered to the Company has not been amended or modified, no such amendment or modification is contemplated and none of the obligations and commitments contained in such Equity Commitment Letter have been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Assuming the Equity Financing is funded in accordance with the Equity Commitment Letter and the satisfaction of the conditions set forth in Article VII, the net proceeds contemplated by the Equity Commitment Letter will, together with available borrowings under the Company’s revolving and receivables credit facility as of the date hereof, including pursuant to the Existing Credit Agreement and/or the Existing Receivables Agreement, as applicable, in the aggregate be sufficient for Parent and Merger Sub to pay the aggregate Merger Consideration and any other amount required to be paid by Parent or Merger Sub in connection with the consummation of the transactions contemplated herein, including any fees and expenses payable by Parent or Merger Sub pursuant to this Agreement.

(b) As of the date of this Agreement, the Equity Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and each of the other parties thereto, except as enforcement may be limited by and subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any party to the Equity Commitment Letter or otherwise result in any portion of the Equity Financing contemplated hereby being unavailable or delayed. As of the date of this Agreement, and assuming the satisfaction of the conditions set forth in Article VII, Parent does not have any reason to believe that the Equity Commitment Parties will be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter required to be satisfied by it, that the conditions to the Equity Financing in the Equity Commitment Letter will not otherwise be satisfied or that the full amount of the Equity Financing will not be available on the Closing Date. The only conditions precedent or other contingencies related to the obligations of the Equity Commitment Parties to fund the full amount of the Equity Financing are those expressly set forth in the Equity Commitment Letter as of the date hereof. As of the date of this Agreement, there are no side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) to which Parent or any of its Affiliates is a party related to the Equity Financing other than as expressly contained in the Equity Commitment Letter and delivered to the Company prior to the date of this Agreement. For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing by or to Parent or any Affiliate of Parent be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

5.8 Absence of Certain Arrangements. None of Parent or Merger Sub nor any of their Affiliates has entered into any Contract with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis in connection with any transaction involving the Company (or otherwise on terms that would prohibit such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or any of its Subsidiaries), except for such actions to which the Company has previously agreed in writing. Other than this Agreement, as of the date hereof, none of Parent or Merger Sub nor any of their affiliates has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any director, officer, employee or stockholder of the Company (other than a Rollover Stockholder), on the other hand, (a) relating to (i) this Agreement, the Merger or the other transactions contemplated by this Agreement or (ii) the businesses or operations of the Surviving Corporation or any of its Subsidiaries (including as to continuing employment) after the Effective Time or (b) pursuant to which any (i) such holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares, (ii) such holder of Shares has agreed to vote against any Superior Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, any equity investment to Parent or Merger Sub to finance any portion of the Merger.

5.9 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of its Subsidiaries or any other Person. Immediately after giving effect to all of the transactions contemplated by this Agreement and the making of the payments contemplated by this Agreement, and assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder in all material respects, (ii) that the most recent financial forecasts for the Company made available to Parent by or on behalf of the Company prior to the date hereof have been prepared in good faith based upon assumptions that were reasonable and (iii) that, immediately prior to the Effective Time, the Company and its Subsidiaries, on a consolidated basis, are Solvent, the Company will be Solvent.

5.10 No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V, neither Parent nor Merger Sub is making and has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither Parent nor Merger Sub nor any person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

5.11 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the

Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in ARTICLE IV or in any certificate delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the representations and warranties set forth in ARTICLE IV or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

5.12 Permitted Holder. Parent is and, after giving effect to the Merger and the other transactions contemplated by this Agreement, will be, a “Permitted Holder” (as defined in the Existing Credit Agreement (as in effect on the date hereof)).

ARTICLE VI

COVENANTS

6.1 Interim Operations. Except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) (3) as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or (4) as expressly provided for in this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (x) the Effective Time or (y) termination of this Agreement in accordance with ARTICLE VIII (A) the Company shall use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice in all material respects; provided, however that no action that is specifically permitted by any of subclauses (a) through (n) of Section 6.1 (B) shall be deemed a breach of either this clause (A) or any other subclause of Section 6.1 (B) and (B) without limiting the generality of, and in furtherance of, the foregoing the Company shall not and will not permit any of its Subsidiaries to:

(a) (i) amend its certificate of incorporation or bylaws (or comparable governing documents), other than amendments to the governing documents of any wholly owned

Subsidiary of the Company that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement, (ii) split, combine, subdivide or reclassify its outstanding equity interests (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (iii) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any of its equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company) or (iv) purchase, repurchase, redeem or otherwise acquire any of its equity interests or any securities convertible or exchangeable into or exercisable for any of its equity interests (other than (1) pursuant to the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Restricted Stock Units or Performance Restricted Stock Units outstanding on the date hereof or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(b) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned Subsidiaries of the Company that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement);

(c) except as required by a Company Plan in effect as of the date hereof and disclosed in writing to Parent, (i) increase the compensation or benefits payable to the Chief Executive Officer of the Company or any employee of the Company who directly reports to the Chief Executive Office of the Company, (ii) accelerate the vesting or payment of any compensation, award or benefit, grant or pay any extraordinary bonus or implement any new severance or other compensation or benefit entitlements, including any transaction, retention or other similar bonus, (iii) adopt, terminate or make any change to any Company Plan that would materially increase the costs to the Company in respect of such Company Plan, or (iv) hire, engage or terminate the employment or engagement of any executive officer of the Company;

(d) incur any Indebtedness, guarantee, endorse, assume or otherwise become liable or responsible for any Indebtedness of another Person or issue any rights to acquire any Indebtedness, except (i) borrowings under the Company’s revolving credit facility (as in effect as of the date hereof) pursuant to the Company’s Existing Credit Agreement either (x) in the ordinary course of business or (y) as directed by Parent or Merger Sub at Closing, (ii) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, (iii)(A) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (B) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice, (iv) hedging in compliance with the hedging strategy of the Company as of the date of this Agreement in the ordinary course of business consistent with past practice and not for speculative purposes or (v) Indebtedness incurred at Closing at the direction of Parent or Merger Sub in accordance with Section 6.19;

(e) make or commit to any capital expenditures other than in the ordinary course of business consistent with past practice and which do not exceed, in the aggregate, for the period between the date of this Agreement and the Closing Date, 55% of the capital expenditures provided for in the 2024 budget previously provided to Parent;

(f) other than in the ordinary course of business consistent with past practice, transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including equity interests of any of its Subsidiaries but not including any Intellectual Property), with a fair market value in excess of $5,000,000 individually or $10,000,000 in the aggregate (other than transactions among the Company and its wholly owned Subsidiaries);

(g) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any other equity interest in the Company or any Company Subsidiary or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares or equity interest, except (i) for any Shares issued pursuant to Company Options, Restricted Stock Units and Performance Restricted Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the applicable Company Stock Plan, that are outstanding on the date hereof and (ii) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company;

(h) other than in the ordinary course of business, spend or commit to spend in excess of $5,000,000 individually or $10,000,000 in the aggregate to acquire any business or to acquire assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(i) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(j) abandon any material existing lines of business or enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement, as determined by the Company in its sole discretion;

(k) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(l) (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Company or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, either a Contract it is replacing; provided that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(l) in the ordinary course of business consistent with past practice; provided, further that (x) this Section 6.1(l) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an act or failure to act that is expressly permitted under any of Sections 6.1(a) through 6.1(l) and (y) for the avoidance of doubt, this Section 6.1(k) shall not prohibit or restrict any Company Plans and (z) this Section 6.1(l) shall not apply to the Existing Credit Agreement and the Existing Receivables Agreement, in each case, which shall be exclusively governed by Section 6.19;

(m) (A) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements if the amount of any such settlement is not in excess of $1,000,000 individually or $5,000,000 in the aggregate, in each case in excess of amounts available under the Company’s applicable insurance policy; provided that such settlements do not involve any admission of guilt, non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries, or (B) waive, release, grant or transfer any material claim or right of material value or knowingly consent to the termination of any material claim or right of material value;

(n) other than in the ordinary course of business consistent with past practice, make or change any material Tax election, make any material change to any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(o) negotiate or enter into any agreement with a Union; or

(p) agree, resolve or commit to do any of the foregoing.

6.2 No Solicitation; Acquisition Proposals.

(a) No Solicitation or Negotiation. Subject to the provisions of this Section 6.2, from the date of this Agreement until the Effective Time (or, if earlier, the valid termination of this Agreement in accordance with ARTICLE VIII) the Company shall not, and shall use its reasonable best efforts to cause its and its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct its investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal; or (iii) provide any non-public information concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal. The Company shall, and the Company shall cause its Subsidiaries and direct its Representatives to, immediately (1) cease and cause to be terminated any discussions and negotiations with any Person (other than Parent, Merger Sub and their Representatives) conducted theretofore with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal and cease providing any information to any such Person or its Representatives, (2) with respect to any Person with whom such discussions or negotiations have been terminated, promptly following the date hereof (and in any event within two Business Days hereof) request that such Person and its Representatives to return or destroy, in accordance with the terms of the applicable confidentiality agreement, any information furnished by or on behalf of the Company and shall take all necessary action to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement, (3) promptly terminate all access granted to any Person and its Representatives to any physical or electronic data rooms relating (or other diligence access) and (4) not terminate, waive, amend or modify any provision of any existing confidentiality or standstill agreement with respect to a potential Acquisition Proposal; provided that the foregoing shall not restrict the Company from (x) permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent necessary to comply with fiduciary duties under applicable Law or (y) informing any Person of the terms of this Section 6.2.

(b) Fiduciary Exception to No Solicitation Provision. Except as permitted by this Section 6.2, prior to the delivery of the Written Consent, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.2, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Acquisition Proposal an executed Acceptable Confidentiality Agreement and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board (or any committee thereof) determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law.

(c) Notice. From and after the date of this Agreement, the Company shall promptly (and, in any event, within forty-eight (48) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(e) and Section 6.2(f), from and after the date of this Agreement until the delivery of the Written Consent, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal (each, a “Change in Recommendation”), (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or (iii) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement.

(e) Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in Section 6.2(d), following receipt of a written Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of this Section 6.2 and that the board of directors of the Company (or any committee thereof) determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the board of directors of the Company (or any committee thereof) may, at any time prior to the delivery of the Written Consent, make a Change in Recommendation or terminate this Agreement in accordance with Section 8.3(b) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 6.2(e)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice (such period, as may be extended in accordance with this Section 6.2(e)(i), the “Superior Proposal Notice Period”), which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two (2) Business Day period) and (3) that, subject to clause (ii) below, the board of directors of the Company (or any committee thereof) has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such a Change in

Recommendation or terminating this Agreement in accordance with Section 8.3(b), as applicable, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period, which may be on a non-exclusive basis, to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and

(ii) the board of directors of the Company (or any committee thereof) shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms committed to in writing by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(d), upon the occurrence of any Intervening Event, the board of directors of the Company (or any committee thereof) may, at any time prior to the delivery of the Written Consent, make a Change in Recommendation if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the board of directors of the Company (or any committee thereof) has determined to make a Change in Recommendation and (B) prior to making such a Change in Recommendation, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the failure of the board of directors of the Company (or any committee thereof) to make a Change in Recommendation in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the board of directors of the Company (or any committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms committed to in writing by Parent, the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal Law with regard to an Acquisition Proposal; provided that this Section 6.2(g) shall not be deemed to permit the Company or the board of directors of the Company (or any committee thereof) to make a Change in Recommendation except in accordance with Section 6.2(e) or Section 6.2(f).

6.3 Delivery of Written Consent.

(a) Parent shall obtain from the Significant Company Stockholder and deliver to the Company the Written Consent by the Shareholder Approval Deadline.

(b) In connection with the Written Consent, Parent, Merger Sub and the Company shall take all actions necessary or advisable to comply in all material respects with the DGCL, including Section 228 and Section 262 thereof, and the organizational documents of the Company.

6.4 Information Supplied; Information Statement; Schedule 13e-3.

(a) The Company shall, as promptly as reasonably possible, and in any event within fifteen (15) Business Days of the date of the delivery of the Written Consent, prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the Merger, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (such information statement, including any amendment or supplement thereto, the “Information Statement”). The Company and Parent shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Information Statement by the SEC, and the Company shall cause the definitive Information Statement to be filed and mailed as promptly as possible after the date the staff of the SEC (the “Staff”) advises that it has no further comments thereon or that the Company may commence mailing the Information Statement.

(b) The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Information, jointly prepare and the Company shall file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the transactions contemplated by this Agreement.

(c) No filing of, or amendment or supplement to, the Information Statement or Schedule 13e-3 will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Change in Recommendation). The Company shall (i) provide Parent with a reasonable opportunity to review drafts of the Schedule 13e-3 prior to filing the Schedule 13e-3 with the SEC and (ii) consider in good faith all comments thereto reasonably proposed by Parent’s outside legal counsel and its other Representatives. The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. Parent shall (A) furnish all information required by the Exchange Act or applicable Law to be included in the Information Statement or Schedule 13e-3, as applicable, concerning it and its Affiliates to the Company, (B) provide such other assistance as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (C) otherwise reasonably assist and cooperate with the Company in the preparation of the Information Statement or Schedule 13e-3, as applicable, and the resolution of any comments received from the SEC. If at any time, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Information Statement or Schedule 13e-3, as applicable, such that the Information Statement or Schedule 13e-3 would not (1) include any misstatement of a material fact or (2) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other party and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC any appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the Staff and of any request by the SEC or the Staff for amendments or supplements to the Information Statement or Schedule 13e-3 or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the Staff, on the other hand, with respect to the Information Statement, Schedule 13e-3 or the Merger. No response to any comments from the SEC or the Staff relating to the Information Statement or Schedule 13e-3 will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon, unless made pursuant to a telephone call initiated by the SEC. The Company will cause the Information Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Company and Parent agree, as to themselves and their Affiliates, that the Schedule 13e-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

6.5 Filings; Other Actions; Notification and Cooperation.

(a) The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and controlled Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible, and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings and to obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. Notwithstanding anything to the contrary the restrictions in the foregoing sentence shall not apply to any existing portfolio company (as such term is common understood in the private equity industry) of Thomas H. Lee Partners, L.P., and for the avoidance of doubt for purposes of this and the foregoing sentence the Company and its Subsidiaries will not be considered an existing portfolio company.

(b) None of the parties, including their respective Subsidiaries and controlled Affiliates, shall take, cause or permit to be taken, or omit to take, any action which such party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the parties. None of the parties, without the other party’s prior written consent, not to be unreasonably withheld or delayed, shall (i) file, withdraw or refile any filing made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other Antitrust Laws, (ii) enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the contemplated transactions under the HSR Act or any other Antitrust Laws or (iii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the parties not to consummate the contemplated transactions (or that would otherwise prevent or prohibit the parties from consummating the contemplated transactions).

(c) Parent and the Company shall cooperate with respect to the Antitrust Laws; however, after consulting with the Company, Parent shall have final decision making authority with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger prior to the Termination Date. No party hereto or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing (excluding filings made under the HSR Act) or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, or a summary of any oral communication and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted or withheld as necessary to address reasonable privilege concerns, to comply with contractual arrangements or applicable Law, to address attorney-client privilege concerns, or to protect confidential or competitively sensitive information.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, Parent, including its Subsidiaries and controlled Affiliates, hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.5, “reasonable best efforts” shall include taking any and all actions (such actions, the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby as expeditiously as possible, and in no event later than the Termination Date, including (A)(i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, properties, products, product lines, services or equity interests of the Company or Parent or their respective Subsidiaries or controlled Affiliates, (ii) creating, terminating, or amending any existing or new relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries or controlled Affiliates, (iii) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to the operation of, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, products, product lines, services or equity interests of Parent or the Company (including any of their respective Subsidiaries or controlled Affiliates), provided, that such Regulatory Actions shall be conditioned upon and become effective only from and after the Effective Time; and (B) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date; provided that such litigation in no way limits the obligation of Parent to, and, subject to the other provisions of this Section 6.5, to cause its controlled Affiliates to, use its reasonable best efforts, and to take any and all steps necessary, to eliminate each and every such impediment so as to be able to close the transactions contemplated hereby prior to the Termination Date.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Merger; provided that Parent shall bear all costs and expenses associated with contesting or resisting any such action or proceeding.

(f) The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably requested by the other party that is necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries or Affiliates, as applicable, to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(g) The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

(h) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.5 or any other provision of this Agreement shall require Merger Sub, Parent or any of their Affiliates (including Thomas H. Lee Partners, L.P. (“THL”) or any investment funds or investment vehicles affiliated with, or managed or advised by, THL or any portfolio company (as such term is commonly understood in the private equity industry) or investment of THL or of any such investment fund or investment vehicle) to, and the Company shall not, without the prior written consent of Parent, agree or otherwise be required to take any action (including any steps or actions contemplated by this Section 6.5) with respect to THL or its Affiliates, other than with respect to Parent and/or its Subsidiaries.

6.6 Access; Consultation.

(a) Upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall direct its other Representatives to, afford Parent and its Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ properties, assets, books and records and, (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent in connection with the Merger; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to permit any invasive environmental sampling or any inspection or to disclose any information pursuant to this Section 6.6, to the extent that (i) in the reasonable good faith judgment of the Company, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its

Subsidiaries or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided, further that with respect to the foregoing clauses (i) through (iii) of this Section 6.6(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, necessary redactions or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

(b) The Company may, as it deems advisable and necessary, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to Parent and the Company and pursuant to which such information shall not be disclosed by such outside counsel to any directors, officers or employees of the recipient without the express prior permission of the Company or its legal counsel, and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6, including all information and/or discussions resulting from any access provided pursuant to this Section 6.6 shall be kept confidential.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

6.7 Stock Exchange De-listing and De-registration. The Company shall take all commercially reasonable actions necessary to permit the Shares to be de-listed from the NYSE and de-registered under the Exchange Act as soon as possible following the Effective Time.

6.8 Equity Financing.

(a) On the terms and subject to the conditions of this Agreement, each of Parent and Merger Sub will not, without the prior written consent of the Company, effect or permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver could be expected to (i) reduce the aggregate amount of the Equity Financing, (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing or any other terms to the Equity Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing or (B) make the timely funding of the Equity Financing, or the satisfaction of the conditions to obtaining the Equity Financing, less likely to occur in any material respect or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the Equity Commitment Party under the Equity Commitment Letter.

(b) On the terms and subject to the conditions set forth herein, prior to the Effective Time, Parent and Merger Sub shall each use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter, (ii) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter that are within its control, (iii) consummate the Equity Financing at or prior to the Closing, (iv) comply with its obligations pursuant to the Equity Commitment Letter and (v) enforce its rights pursuant to the Equity Commitment Letter. Nothing in this Agreement shall require, and in no event shall the reasonable best efforts of Parent and Merger Sub be deemed or construed to require, either Parent or Merger Sub to seek the Equity Financing from any source other than the Equity Commitment Parties, or in excess of the aggregate amount contemplated by, the Equity Commitment Letter. Parent and Merger Sub shall give the Company prompt notice of, and keep the Company informed on a reasonably current basis and in reasonable detail of (i) any actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter of which Parent or Merger Sub becomes aware, including the receipt of any written notice or communication with respect thereto, and (ii) the occurrence of an event or development that could be expected to adversely impact the ability of Parent or Merger Sub to obtain all or a portion of the Equity Financing at or prior to the Closing.

6.9 Publicity. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NYSE, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.9 or (d) with respect to any Change in Recommendation expressly permitted by this Agreement or Parent’s response thereto.

6.10 Employee Benefits.

(a) Parent agrees that each employee of the Company or its Subsidiaries who is employed immediately prior to the Closing and continues to remain employed with the Company or its Subsidiaries following the Closing (a “Continuing Employee”) shall, during the twelve month period following the Effective Time (or, if shorter, the applicable Continuing Employee’s period of employment), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash or short-term cash bonus opportunities (but not long-term incentive, change in control, retention, transaction, deferred compensation, and equity or equity-based incentive opportunities) that are no less favorable in the aggregate than the target annual cash or short-term cash bonus opportunities (but not included the Excluded Benefits (as defined below)) provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (iii) broad-based employee benefits (excluding severance benefits, long-term incentive, change in control, retention, transaction, deferred compensation, and equity or equity-based incentive opportunities, defined benefit pension and post-employment and retiree welfare benefits (collectively, the “Excluded Benefits”)), including without limitation, welfare benefits, retirement benefits and vacation, that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time and (iv) severance benefits that are no less favorable than those severance benefits that would have been provided to the Continuing Employee pursuant to the Company Plans in effect immediately prior to the Effective Time.

(b) Parent shall or shall use commercially reasonable efforts to cause the Surviving Corporation to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(c) From and after the Closing Date, Parent shall or shall cause the Surviving Corporation to, provide credit to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, and determination of vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the applicable Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits and except for purposes of any Excluded Benefits.

(d) From and after the Closing Date, Parent shall and shall cause the Surviving Corporation to honor their respective obligations under all Company Plans, and to assume any such Company Plans that require or contemplate assumption by their terms by an acquirer or successor, but subject to the terms thereof.

(e) The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and neither any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Nothing contained in this Section 6.10 shall (i) be construed to create any beneficiary rights in any employee or former employee (including any dependent thereof) of the Company or the Surviving Corporation in respect of continued employment for any specified period, nor to require Parent or the Surviving Corporation to continue any specific employee benefit plans, (ii) create any right to employment, continued employment, or any term or condition of employment with the Company or its Subsidiaries, Parent, or their Affiliates, or (iii) be construed as an amendment, waiver, modification, or creation of any Company Plan or other employee benefit plan or arrangement. No provision of this Agreement shall constitute a limitation on rights of the Company or its Subsidiaries, Parent or their Affiliates to amend, modify or terminate any Employee Plan or other employee benefit plan or arrangement at any time.

6.11 Expenses; Transfer Taxes.

(a) Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that (i) the fees, costs, and expenses incurred in connection with the filing of the Schedule 13e-3 and the Information Statement and printing and mailing the Information Statement shall be shared equally by Parent and the Company and (ii) Parent will be responsible for, and pay, one hundred percent (100%) of the fees, costs and expenses incurred in connection with any filings required or advisable by any Governmental Entity.

(b) All transfer, documentary, excise, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by or on behalf of Parent when due and payable.

6.12 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any and all costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or based on, in whole or in part, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification). Parent shall, and shall cause the Surviving Corporation to, ensure that the organizational documents of the Surviving Corporation and its Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable, in the aggregate, with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational and governing documents of any Subsidiary). Any right of indemnification of an Indemnified Party pursuant to this Section 6.12 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company be required to expend for such policies an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Corporation be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case as a condition thereto, Parent or the Surviving Corporation (or their respective successors or assigns), as applicable, shall cause such Person to assume (either by operation of law or by written instrument) all of the obligations set forth in this Section 6.12.

(d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.12 shall be in addition to any rights such individual may have under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms.

(e) Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise or consent.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.12 is not prior to or in substitution for any such claims under such policies.

6.13 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors (or any committee thereof) shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.14 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.15 Section 16(b). Prior to the Effective Time, the Company shall (and shall be permitted to) take all actions as may be reasonably requested by any party hereto to cause any dispositions (or deemed dispositions) of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

6.16 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DCGL, by written consent. Parent shall promptly deliver a copy of such executed written consent to the Company.

6.17 Stockholder Litigation. The Company shall promptly advise Parent of any Proceeding commenced after the date hereof against the Company or any of its directors by any stockholder of the Company relating to this Agreement and the transactions contemplated hereby, including the Merger, and shall keep Parent reasonably informed on a reasonably current basis regarding any such Proceeding. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company and/or its officers or directors; provided that the Company shall not settle any such stockholder litigation without the prior written consent of Parent, and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against Parent and/or its officers or directors, in each case relating to the Merger or any of the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement.

6.18 Special Committee. Prior to the Effective Time, without the prior written consent of the Special Committee, (i) the Company Board shall not dissolve, dismantle or otherwise dismantle the Special Committee, or revoke or diminish the authority of the Special Committee, and (ii) neither Parent, Merger Sub nor their respective Affiliates (including THL Agiliti LLC and Thomas H. Lee Partners, L.P.) shall remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a member of the Company Board or such Special Committee other than for cause.

6.19 Credit and Receivables Facility Agreement Matters; Financing Cooperation.

(a) The Company (i) will promptly give Parent written notice of the occurrence of any Event of Default (as defined in the Existing Credit Agreement) after the Company or any of its subsidiaries has received notice thereof or otherwise obtains knowledge thereof (including a description thereof), (ii) will not replace or refinance the Existing Credit Agreement after the date hereof, in whole or in part, without the prior consent of Parent and (iii) will not amend, restate, amend and restate, modify or supplement the Existing Credit Agreement prior to the Closing (other than any guarantee and collateral joinder and related supplement documents, and any waiver obtained in connection with guarantee and collateral joinder documents) (or agree to do any of the foregoing (other than at the direction of Parent or Merger Sub in accordance with Section 6.19(c) below)) without the consent of Parent (which shall not be unreasonably withheld or delayed).

(b) The Company (i) will promptly give Parent written notice of the occurrence of any Existing Receivables Facility Specified Event after the Company has received notice thereof or otherwise obtains knowledge thereof, (ii) will not replace or refinance the Existing Receivables Agreement after the date hereof, in whole or in part, without the prior consent of Parent and (iii) will not amend, restate, amend and restate, modify or supplement the Existing Receivables Agreement prior to the Closing (or agree to do any of the foregoing (other than at the direction of Parent or Merger Sub in accordance with Section 6.19(c) below)) without the consent of Parent (which shall not be unreasonably withheld or delayed).

(c) Without limitation of clauses (a) and (b) above, Parent may obtain (or cause to be obtain), and take actions to arrange and obtain, additional debt or preferred equity financing in connection with the transactions contemplated hereby (including, without limitation, (x) debt or preferred equity financing incurred by Parent, Merger Sub or its Affiliates and/or (y) additional debt financing incurred at Closing by the Company or its Subsidiaries at the direction of Parent (including any incremental debt financing under the Existing Credit Agreement)) (the “Additional Financing”) (for the avoidance of doubt, it is understood and agreed that the “Additional Financing” shall not be deemed to include the existing term loans or revolving credit facility under the Existing Credit Agreement (as in effect on the date hereof) or the existing receivables facility under the Existing Receivables Agreement (as in effect on the date hereof). From and after the date of this Agreement and prior to the Closing Date, to the extent Parent seeks Additional Financing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries (and their respective Representatives) to use reasonable best efforts, to provide customary cooperation to Parent, at Parent’s sole cost and expense, as is customary, in connection with any such Additional Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates), including using reasonable best efforts to:

(i) furnish Parent any pertinent financial and other information with respect to the Company that is customarily required for completion of any such Additional Financing;

(ii) participate in a reasonable and limited number of investor and lender meetings (including one-on-one meetings and calls that are requested in advance with or by any parties acting as lead arrangers or agents for, and prospective financing sources of, any Additional Financing), presentations, and due diligence sessions at reasonable times and with reasonable advance notice (which meetings, presentations and due diligence sessions may be virtual);

(iii) provide reasonable and customary assistance in the preparation of customary offering documents, lender presentations, private placement memoranda, bank information memoranda, syndication memoranda, and ratings agency presentations to obtain reasonable and customary corporate and facilities credit ratings (including providing customary authorization and representation letters authorizing the distribution of information relating to the

Company and its Subsidiaries to prospective lenders or investors and containing representations with respect to the presence of or absence of material non-public information relating to the Company and its Subsidiaries and the accuracy of the information relating to the Company and its Subsidiaries contained therein) for any Additional Financing in the form of debt financing;

(iv) so long as requested by Parent at least six (6) calendar days prior to the Closing Date, provide at least four (4) calendar days prior to the Closing Date, all documentation and other information relating to the Company or any of its Subsidiaries required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act;

(v) assist in the preparation of, and executing and delivering at Closing, definitive agreements (including schedules thereto) with respect to any Additional Financing (“Definitive Agreements”), including guarantee and collateral documents and instruments, in each case, as necessary or customary; provided, that the effectiveness of any Definitive Agreements executed by the Company or any of its Subsidiaries shall be subject to the occurrence of the Closing;

(vi) taking reasonable corporate actions, subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Additional Financing, as applicable; and

(vii) cooperating in satisfying customary conditions precedent set forth in any Definitive Agreement to the extent satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries.

The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.19 that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Additional Financing, except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing, (ii) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is not contingent upon the Closing or that would be effective prior to the Closing (other than the execution of customary authorization letters and representation letters referenced above), (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Additional Financing prior to the Closing, unless promptly reimbursed by Parent, (iv) cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) conflict with any Laws, (vi) provide access to or disclose information that the Company or any of its Affiliates reasonably determines would jeopardize any attorney-client privilege, (vii) require the Company to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (viii) take any action that would cause any condition to Closing to not be satisfied under Article VII (it being understood and agreed, for the avoidance of doubt, none of the Company nor any of its Affiliates shall be required to take any action that would result in an Event of Default (as defined in the Existing Credit Agreement) and/or an Event of Termination (as defined in the Existing Receivables Agreement) under the Existing Credit Agreement and/or under the Existing Receivables Agreement, as applicable)).

(d) Parent shall promptly reimburse the Company or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation provided under Section 6.19(c) and shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with any action taken by them at the request of Parent or its Representatives pursuant to Section 6.19(c) (other than any losses suffered or incurred with respect to any information provided by the Company and its Subsidiaries), except with respect to any losses suffered or incurred as a result of the bad faith, gross negligence or willful misconduct by the Company or any of its Subsidiaries.

(e) The Company hereby consents to the use of the logos of the Company and its Subsidiaries by Parent in connection with the Additional Financing solely in connection with a description of the Company, its business, and products or the merger; provided, however, that Parent shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or its Subsidiaries or their reputation or goodwill.

(f) The parties hereto affirm that, without limiting the condition in Section 7.2(e), it is not a condition to Closing that the Parent obtain any Additional Financing or any other financing for, or related to, the Merger or any of the other transactions contemplated hereby.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Approval in accordance with applicable Law and the Company Certificate of Incorporation and the Company Bylaws.

(b) Information Statement. At least 20 calendar days shall have elapsed since the Company mailed to the stockholders of the Company the Information Statement as contemplated by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(c) Law. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 4.1 (Organization, Good Standing and Qualification), Section 4.3 (Corporate Authority) and Section 4.21 (Brokers and Finders) shall be true and correct (read for purposes of this clause (i) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein) in all material respects as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct (read for purposes of this clause (i) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein) as of such particular date), (ii) Sections 4.2(a), (b) and (c) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (iii) the first sentence of Section 4.6 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iv) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Company Certificate. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(d) and Section 7.2(e) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(e) Existing Debt Matters. After giving effect to the Merger contemplated hereunder, (x) no Event of Default (as defined in the Existing Credit Agreement) shall have occurred and be continuing as of the Closing Date and (y) no Existing Receivables Facility Specified Event shall have occurred and be continuing as of the Closing Date; provided, that the condition set forth in this clause (e) shall not apply to any Event of Default (as defined in the Existing Credit Agreement) or Event of Termination (as defined in the Existing Receivables Agreement), as applicable, caused by any additional Indebtedness incurred at Closing at the direction of Parent or Merger Sub and/or the use of the proceeds thereof.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.3 (Corporate Authority; Approval) of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been so true and correct as of such particular date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failures of such representations and warranties to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Merger shall not have been consummated by six (6) months after the date of this Agreement (the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to consummate the transactions contemplated hereby by the Termination Date; or

(b) any Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have primary caused the failure of the Merger to be consummated.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a) at any time prior to the Effective Time, whether or not the Written Consent has been delivered, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to Parent from the Company describing such breach or failure in reasonable detail and stating the Company’s intention to terminate the Agreement and (ii) the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(b) at any time prior to the delivery of the Written Consent, in order to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(e), provided, that prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee required to be paid pursuant to Section 8.5(b); or

(c) the Written Consent has not been delivered by Parent by the Shareholder Approval Deadline.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent describing such breach or failure in reasonable detail and stating Parent’s intention to terminate the Agreement and (ii) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(b) prior to the delivery of the Written Consent, there shall have been a Change in Recommendation; provided that Parent must terminate this Agreement within five (5) days of such Change in Recommendation; or

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Related Parties); provided that no such termination shall relieve any party hereto from any liability (i) for damages resulting from the Willful Breach prior to such termination by any party hereto or (ii) as provided in this Section 8.5 (including, from any obligation to pay, if applicable, the Company Termination Fee pursuant to Section 8.5(b) or Section 8.5(d)).

(b) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(b) (Change in Recommendation) or (ii) by the Company pursuant to Section 8.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay to Parent, by wire transfer of immediately available funds, a fee equal to $8,803,499 (the “Company Termination Fee”).

(c) If this Agreement is terminated by the Company pursuant to Section 8.3(c), Parent shall pay to the Company, by wire transfer of immediately available funds, an amount equal to that required to reimburse the Company and its Subsidiaries for all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby at or prior to the time of such termination, up to $2,000,000 in the aggregate.

(d) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) (Termination Date) prior to the receipt of the Company Requisite Approval or Section 8.2(a) (Company Requisite Approval) or (B) by Parent pursuant to Section 8.4(a) (Company Breach) as a result of a material breach of Section 6.2 (Acquisition Proposals), (ii) prior to such termination referred to in clause (i) of this sentence, a bona fide Acquisition Proposal shall have been publicly made or publicly announced to the Company or its board of directors (or any committee thereof, including the Special Committee), publicly announced or shall have been made directly to the Company’s stockholders generally and, in each case, not withdrawn (a “Company Acquisition Proposal”) and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(d), the Company consummates a transaction the proposal of which would have constituted an Acquisition Proposal if made prior to the termination of this Agreement or enters into a definitive agreement for any transaction the proposal of which would have constituted an Acquisition Proposal if made prior to the termination of this Agreement (which transaction is subsequently consummated), then the Company shall pay the Company Termination Fee to Parent concurrently upon the consummation of such transaction; provided that solely for purposes of this Section 8.5(d), references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%) or more”.

(e) The parties acknowledge and hereby agree that the Company Termination Fee, if, as and when required pursuant to this Section 8.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(f) Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; and accordingly, if the Company or Parent fails to pay promptly any amount that may become due pursuant to Section 8.5(a), Section 8.5(b), or Section 8.5(d) (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent or the Company commences a suit which results in a judgment against the Company or Parent, respectively, for the applicable Payment, or any portion thereof, the party with such judgment against them shall pay to the other party its costs and expenses (including attorneys’ fees) actually incurred in connection with such suit and any appeal relating thereto, together with interest on the amount of the Payment, which shall accrue at the prime rate published in the Wall Street Journal, Eastern Edition, in effect on the date such Payment was first required to be paid from such date through the date of full payment thereof.

(g) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee in accordance herewith, the payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.5(f) shall be the sole and exclusive remedy of Parent, its Subsidiaries and Affiliates and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (the “Parent Related Parties”) against the Company, its Subsidiaries and Affiliates and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent any amount due and payable pursuant to Section 8.5(f)), whether in equity or at Law, in contract, in tort or otherwise.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.6(b) (Access, Consultation), Section 6.11 (Expenses; Transfer Taxes) and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties; provided that following the delivery of the Written Consent, there shall be no amendment, modification or supplement to this Agreement which by applicable Law would require further approval by the Company’s stockholders without such approval having first been obtained.

9.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective; provided that following the delivery of the Written Consent, there shall be no waiver or extension which by applicable Law would require further approval by the Company’s stockholder without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or is related to this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (without any “bounceback” or other notice of nondelivery) and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

c/o Thomas H. Lee Partners, L.P.

100 Federal Street

Boston, MA 02110

Attention: [***]

Email: [***]

with copies to (which shall not constitute notice):

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Attention: William M. Shields; Craig E. Marcus; Scott A. Abramowitz

Email: William.Shields@ropesgray.com;

Scott.Abramowitz@ropesgray.com; Craig.Marcus@ropesgray.com

if to the Company:

Agiliti, Inc.

11095 Viking Drive, Suite 300

Eden Prairie, Minnesota 55344

Attention: Lee Neumann

Email:   [***]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello; Sachin Kohli

Email:   michael.aiello@weil.com; sachin.kohli@weil.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter), the Equity Commitment Letter and the Certificate of Merger and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing, (c) Section 8.5(g) (Liability of Company Related Parties), this Section 9.8 (No Third Party Beneficiaries) and Section 9.14 (No Recourse), which, to the extent applicable to the Company Related Parties or the Non-Recourse Parties, are intended to benefit and be enforceable by the Company Related Parties and the Non-Recourse Parties, as the case may be and (d) the right of the Company on behalf of the Company stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the transactions to the Company stockholders) in the event of Parent’s or Merger Sub’s failure to effect the Merger as required by this Agreement, which right is hereby expressly acknowledged and agreed by each of Parent and Merger Sub, each of whom shall each be jointly and severally liable for any such damages for which Parent or Merger Sub are found liable. The third-party beneficiary rights referenced in clause (d) of the preceding sentence may be exercised only by the Company (on behalf of the Company stockholders as their agent) through actions expressly approved by the Company Board (or any committee thereof), and no Company stockholder, whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction or arbitral panel finds any provision hereof to be invalid or unenforceable, such invalidity or enforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was posted to the data room maintained by the Company in connection with the transaction or otherwise provided directly (including through email) to Parent or any of its Representatives by 5:00 p.m. Eastern Time on the date of the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of any such period is a day other than a Business Day, the period in question shall end and any such step shall be taken by or on the next succeeding Business Day.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void.

9.13 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other party, and to enforce specifically the terms and provisions of this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent and Merger Sub under this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) in addition to any other remedy to which the Company is entitled at law or in equity, including the Company’s right to terminate this Agreement pursuant to ARTICLE VIII and seek money damages (including damages based on loss of the expected economic benefits of the transaction to the Company). Each party further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13. Parent shall cause Merger Sub and each of their respective Affiliates to perform their respective obligations under this Agreement.

9.14 No Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party under this Agreement or for any Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith, in each case other than in the case of fraud. Notwithstanding the foregoing, and without limiting the rights of the Company against (i) Parent and Merger Sub and (ii) against the Guarantors as provided for in the Limited Guarantees, in no event shall the Company or any of its controlled Affiliates seek to recover monetary damages from any Non-Recourse Party.

9.15 Exercise of Discretion. The Company (prior to the Effective Time) shall not amend this Agreement, waive any rights of the Company or grant any consents under this Agreement without the prior approval of the Special Committee.

9.16 Effect of Breach of Designated Persons. If any member of the Company Board who is affiliated with the Significant Company Stockholder (each such Person, a “Designated Person”) takes an action or omits to take an action in each case with the intent of causing the Company to breach a representation, warranty, covenant or agreement of the Company contained in this Agreement, such breach or inaccuracy shall be disregarded for all purposes of this Agreement (in each case, other than any such action or omission taken at the direction of the Special Committee).

9.17 Additional Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, to the extent applicable, each of the Parties: (a) agrees that it will not bring or support any Person in any action, cause of action, suit, litigation, arbitration, investigation, hearing or other legal proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Additional Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to any commitment letter in connection with any Additional Financing in connection with the transactions contemplated by this Agreement obtained by the Parent or its Affiliates on or after the date of this Agreement (a “Additional Financing Commitment Letter”) or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (b) agrees that, except as specifically set forth in any such Additional Financing Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Additional Financing Sources in any way relating to any such Additional Financing Commitment Letter, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York; and (c) hereby waives, to the fullest extent permitted by law, any right to trial by jury of any claim, demand, action, or cause of action arising under any such Additional Financing Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, subject to the rights of the parties to any such Additional Financing Commitment Letter of Definitive Agreement, the Company hereby acknowledges and agrees that neither it, nor any of the Company Related Parties shall have any rights or claims against any Additional Financing Sources or their Affiliates or representatives, in any way relating to this Agreement, any Additional Financing, any such Additional Financing Commitment Letter or any of the transactions contemplated hereby, whether at law or in equity, in contract, in tort or otherwise; provided, however, that (i) the foregoing shall not apply to any breach by any Additional Financing Source or its Affiliates or representatives of any confidentiality obligation owing to the Company, Parent or their respective Affiliates, (ii) nothing in this Section 9.17 shall in any way limit or modify the rights and obligations of Parent or its Affiliates under any such Additional Financing Commitment Letter or Definitive Agreement, (iii) nothing in this Section 9.17 shall in any way limit or modify the rights and obligations of the Company and its Subsidiaries under the Existing Credit Agreement or the Existing Receivables Agreement and (iv) following the Closing, nothing in this Section 9.17 shall in any way limit or modify the rights of the Company and its Subsidiaries under any Definitive Agreement. Notwithstanding anything to the contrary contained in this Agreement, (A) the Additional Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this Section 9.17 and (B) no amendments to any provision of this Section 9.17 that is materially adverse to the Additional Financing Sources, shall be effective as to the Additional Financing Sources under any Additional Financing Commitment Letter without the prior written consent of the Additional Financing Sources party to any Additional Financing Commitment Letter.

9.18 Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement to which the Company is a party that is executed, delivered and effective after the date of this Agreement containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided that such confidentiality agreement need not contain a standstill restriction.

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of fifteen percent (15%) or more of the outstanding Shares, or fifteen percent (15%) or more of the consolidated net revenues, net income or total assets of the Company and (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, fifteen percent (15%) or more of the outstanding Shares, or fifteen percent (15%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement.

“Additional Financing Sources” means the agents, arrangers, lenders, investors, holders or similar financing sources that will provide or arrange any Additional Financing, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, general or limited partners, shareholders, members, employees, controlling persons, agents and representatives and their respective permitted successors and assigns; provided, that, “Additional Financing Sources” shall not include Parent or any Affiliate of Parent.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, including but not limited to any applicable foreign competition Laws.

“Business Day” means any day of the year on which banks are not required or authorized by Law to close in New York City, NY or Minneapolis, MN.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect has, or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), properties, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole provided, that none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Company Material Adverse Effect any adverse change, event, development, circumstance or effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the New York Stock Exchange (“NYSE”), provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, event, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (vii) changes in Law, (viii) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), (ix) the taking of any specific action expressly required by this Agreement or taken with Parent’s written consent or the failure to take any specific action expressly prohibited by this Agreement and as for which Parent declined to consent, (x) the announcement or pendency of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees (including, but not limited to, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees) other than, in each case, for purposes of any representation or warranty set forth in Section 4.4(b), (xi) cybersecurity attacks, (xii) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby (other than to the extent arising out of or resulting from an actual breach of fiduciary duty), (xiii) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its employees, (xiv) any matters disclosed in the Company Disclosure Letter or (xv) the continuation or worsening of supply chain disruptions affecting the industry in which the Company and its Subsidiaries conduct business; provided, however that the changes, events, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii), (viii) and (xv) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, events, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, events, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Plan” means any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries covering current or former employees or other service providers of the Company and its Subsidiaries, including current or former directors of the Company, or for which the Company and its Subsidiaries have any liability or obligation, contingent or otherwise, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any incentive, bonus, commission, deferred compensation, stock purchase, employment, health or welfare, fringe benefit, vacation or paid time off, employee loan, transaction, change in control, retirement, pension, employment, individual consulting, severance, restricted stock, stock option, stock appreciation rights or other stock or equity based plans, programs, agreements or arrangements, excluding any plans that are maintained by a Governmental Entity, provided that the Company and its Subsidiaries do not contribute to such plans in excess of contributions that are required by applicable Law.

“Company Stock Plan(s)” means each of the Agiliti, Inc. Amended and Restated 2018 Omnibus Incentive Plan, the 2007 Stock Option Plan of Agiliti Holdco, Inc. and the Agiliti Holdco, Inc. 2018 Executive Management Stock Option Plan.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Environmental Law” means any Law relating to the protection of the environment or natural resources.

“Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of May 1, 2023, among Agiliti Health, Inc., Agiliti Holdco, Inc., certain subsidiaries of Agiliti Health, Inc. from time to time party thereto acting as subsidiary guarantors, the financial institutions party thereto and JPMorgan Chase Bank, N.A. as administrative agent, collateral agent, and letter of credit issuing bank (as may be amended, restated, amended and restated, supplemented or otherwise modified after the date hereof from time to time in accordance with this Agreement).

“Existing Receivables Agreement” means that certain Receivables Financing Agreement, dated as of February 14, 2024, among Agiliti Receivables LLC, Agiliti Health, Inc., the financial institutions party thereto and MUFG Bank, LTD, as administrative agent (as may be amended, restated, amended and restated, supplemented or otherwise modified after the date hereof from time to time in accordance with this Agreement).

“Existing Receivables Facility Specified Event” means (x) any Event of Termination (as defined in the Existing Receivables Agreement) or any accelerated amortization or repayment event under the Existing Receivables Agreement or (y) any event that would become an event described in the foregoing clause (x) following the delivery of notice or the lapse of time.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract in which the counterparty or the ultimate customer is, or the work performed under such contract was funded by, a Governmental Entity.

“Health Care Laws” means, collectively, any and all applicable Laws relating to any of the following: (a) the procurement, development, clinical and non-clinical evaluation, approval or clearance, manufacture, production, distribution, dispensing, importation, exportation, sale, advertising or promotion of any medical device (including any component of the foregoing products) subject to regulation under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), its implementing regulations, and similar Laws in each jurisdiction where the products are tested, distributed, maintained or sold; and (b) health care fraud and abuse, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the federal health care program exclusion provisions (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Act (42 U.S.C. § 1320a-7a), and the Physician Payments Sunshine Act (42 C.F.R. 403.900 et seq.).

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination); or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

“Information Technology Systems” means information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information.

“Intellectual Property” means, collectively, (i) patents and patent applications, (ii) registered or applied for trademarks or service marks and all related goodwill, (iii) Internet domain names, (iv) registered or applied for copyrights and (v) trade secrets under applicable Law, including confidential and proprietary information.

“Intervening Event” means a material effect that (i) was not known to, or reasonably foreseeable by, the board of directors of the Company (or any committee thereof) prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company (or any committee thereof) prior to the delivery of the Written Consent and (ii) does not relate to an Acquisition Proposal.

“Knowledge of the Company” means the actual knowledge of the individuals identified on Section 9.18 of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge of the individuals identified on Section 9.18 of the Parent Disclosure Letter.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order, or other similar requirement enacted, adopted or applied by a Governmental Entity.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity.

“Parent Material Adverse Effect” means any state of facts, event, change, circumstance, development or effect that, individually or in the aggregate, prevents, materially delays, materially impairs or interferes with, or materially adversely affects the ability of Parent or Merger Sub to perform or comply with its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for in accordance with GAAP, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Existing Credit Agreement (as in effect on the date hereof) and Existing Receivables Agreement (as in effect on the date hereof), (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (vi) any license, covenant or other right to or under any Intellectual Property granted in the ordinary course of business, (vii) imperfections or irregularities in the chain of title for Intellectual Property evident from the records of the applicable Governmental Entity maintaining the applications or registrations thereof, (viii) any Liens occurring under the applicable organizational documents and (ix) Liens of landlords arising under Real Property leases and Liens affecting title of landlords of property subject to Real Property leases.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any information in any media that identifies an individual person and any other definition for any similar term under any applicable Law (e.g., “personally identifiable information” or “PII”).

“Privacy Laws” means all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Data.

“Shareholder Approval Deadline” means twenty-four (24) hours after the execution of this Agreement.

“Significant Company Stockholder” means THL Agiliti LLC.

“Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date; (ii) such Person will have adequate capital to carry on its business; and (iii) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided that that none of the Company or any of its Subsidiaries shall be deemed a Subsidiary of Parent.

“Superior Proposal” means any bona fide Acquisition Proposal made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its stockholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the board of directors of the Company (or any committee thereof) determines in good faith (after consultation with its outside legal counsel and financial advisors) to be (i) more favorable to the holders of Shares from a financial point of view than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such Acquisition Proposal and this Agreement (including, if applicable at the time of such determination, any changes to the financial terms of this Agreement then committed to in writing by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign taxes, profits, franchise, gross receipts, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, use, real and personal property, withholding, excise, value added, transfer, employee, estimated taxes or assessments in the nature of tax, in each case that is imposed by a Governmental Entity.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of January 4, 2019, by and among Agiliti, Inc., Agiliti Holdco, Inc. and IPC/UHS, L.P.

“Tax Return” means all returns and reports with respect to Taxes (including any information return, claim for refund, amended return, declaration of estimated Tax, election or disclosure) or any amendment to any of the foregoing required to be supplied to a Tax authority relating to Taxes.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Willful Breach” means (i) a breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the intent of causing a breach of this Agreement or (ii) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing, provided that those conditions would have been satisfied if the Closing were to occur on such date), the willful or intentional failure of the breaching party to promptly consummate the Merger in accordance with Section 1.2 and the other transactions contemplated by this Agreement to be consummated at the Closing in accordance with the terms and conditions of this Agreement.

“Written Consent” means a written consent, in the form attached hereto as Exhibit A, pursuant to which the Significant Company Stockholder shall approve and adopt this Agreement in accordance with Section 228 and Section 251(c) of the DGCL.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

AGILITI, INC.

By:	/s/ Thomas J. Leonard
Name: Thomas J. Leonard
Title: Chief Executive Officer

APEX INTERMEDIATE HOLDCO, INC.

By:	/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: President

APEX MERGER SUB, INC.

By:	/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: President

[Signature Page to Agreement and Plan of Merger]